
May 8, 2020

Joseph G. Taylor
Chief Financial Officer
Brinker International, Inc.
3000 Olympus Blvd
Dallas, TX 75019

>   **Re: Brinker International, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 26, 2019**
>   **Filed August 22, 2019**
>   **File No. 001-10275**

Dear Mr. Taylor:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services